Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit 12.1 Ratio of Earnings to Fixed Charges

Ratio of earnings to fixed charges	Year ended December 31,
	2012	2011	2010	2009		2008
	(Dollars in thousands)
Earnings:
Income from continuing operations before taxes	$31,838	$28,563	$29,336	$(13,173)		$22,389
Fixed charges excluding deposits and preferred stock dividends:	7,815	9,862	11,333	14,312		16,583

Subtotal	39,653	38,425	40,669	1,139		38,972
Interest on deposits	8,344	10,878	15,195	26,793		39,303

Total	$47,997	$49,303	$55,864	$27,932		$78,275

Fixed charges:
Interest excluding deposits	$7,102	$9,233	$10,700	$13,650		$16,055
Interest component on rentals[1]	713	629	633	662		528
Preferred stock dividends	620	2,167	3,987	3,194		—

Subtotal	8,435	12,029	15,320	17,506		16,583
Interest on deposits	8,344	10,878	15,195	26,793		39,303

Total	$16,779	$22,907	$30,515	$44,299		$55,886

Ratio of earnings to fixed charges:
Excluding interest on deposits	4.70	3.19	2.65	0.07	(2)	2.35
Including interest on deposits	2.86	2.15	1.83	0.63		1.40

[1]	Interest component on rentals estimated to be one-third of rentals
[2]	The dollar amount for the deficiency for the year ended 12/31/09 is $16.4 million.